Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
Fax: 260-455-5135
MaryJo.Ardington@LFG.com

VIA EDGAR & email

July 25, 2011

Alison White
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-8629

Re:	Lincoln Life Variable Annuity Account N
Lincoln National Life Insurance Company
File No. 333-172328

Dear Ms. White:

The following responses address your comments of July 25, 2011.  We have filed this letter and the changed pages on EDGAR.

1. Page 10 – Expense Table  and Page 22 – i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers who have previously purchased Lincoln Lifetime IncomeSM Advantage 2.0:  We have clarified that the Lincoln Lifetime IncomeSM Advantage 2.0 charge will increase by a two-part formula in the event of an automatic step-up. We have also added a cross-reference to the Charges and Other Deductions section.

2. Page 13 – What kind of contract am I buying?:  The following sentence has been added to this paragraph: “All material state variations are discussed in the prospectus.”

3. Page 53 – i4LIFE® Advantage EGMDB:  We look at the contract value in the base contract and also after i4LIFE® Advantage is elected to determine the highest anniversary value. We have made revisions to this section for clarification.

Please call me at 260-455-3917 with further comments and questions.

Sincerely,

Mary Jo Ardington
Associate General Counsel

Table C

i4LIFE® Advantage With Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0:
Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):	Single Life	Joint Life
Account Value Death Benefit	0.60%	0.60%
Guarantee of Principal Death Benefit	0.65%	0.65%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)	0.90%	0.90%

i4LIFE® Advantage with Guaranteed Income Benefit (version 4)*	Single Life	Joint Life
Guaranteed Maximum Charge	2.00%	2.00%
Current Charge	1.05%	1.25%

* As an annualized percentage of the greater of the Income Base (associated with the Lincoln Lifetime IncomeSM Advantage 2.0) less the Guaranteed Annual Income amounts paid since the last step-up or contract value prior to electing i4LIFE® Advantage. This charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE® Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two-part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and 2) the charge will also increase by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge rate. (The Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be a factor in determining the i4LIFE® Advantage with Guaranteed Income Benefit charge.) See Charges and Other Deductions - i4LIFE® Advantage with Guaranteed Income Benefit Charge (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0.

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which Regular Income Payments or annuity payouts are made. See The Contracts — i4LIFE® Advantage, Guaranteed Income Benefit with i4LIFE® Advantage and Annuity Payouts, including Lincoln SmartIncomeSM Inflation. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions

What kind of contract am I buying? This contract is an individual deferred flexible premium variable annuity contract between you and Lincoln Life. You may allocate your purchase payments to the VAA or to the fixed account. This prospectus primarily describes the variable side of the contract. See The Contracts. This contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. You should refer to your contract for any state specific provisions. All material state variations are discussed in the prospectus . Please check with your investment representative regarding their availability.

Who can purchase this contract? This contract may be issued as part of a fee-based financial plan. A fee-based financial plan generally refers to a wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee. Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the contractowner pays the investment firm/professional directly for services.

What is the variable annuity account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Investment Requirements? If you elect one of the following riders: Lincoln Lifetime IncomeSM Advantage 2.0, Lincoln SmartSecurity® Advantage, or i4LIFE® Advantage with the Guaranteed Income Benefit, you will be subject to certain requirements for your subaccount investments. You will be limited in how much you can invest in certain subaccounts. The fixed account will not be available except for dollar cost averaging purposes. See The Contracts—Investment Requirements.

What are my investment choices? You may allocate your purchase payments to the VAA or to the fixed account. Based upon your instruction for purchase payments, the VAA applies your purchase payments to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account—Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account — Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive an annuity payout, your accumulation units are converted to annuity units. Your annuity payouts will be based on the number of annuity units you receive and the value of each annuity unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge according to the death benefit you select. There is an administrative charge in addition to the mortality and expense risk charge. The charges for any riders applicable to your contract will also be deducted from your contract value. See Charges and Other Deductions.

We will deduct any applicable premium tax from purchase payments or contract value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for additional fees and expenses in these contracts.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value from a Guaranteed Period may be subject to the Interest Adjustment, if applicable. See Fixed Side of the Contract.

Charges may also be imposed during the regular income or annuity payout period, including i4LIFE® Advantage, if elected. See The Contracts and Annuity Payouts.

For information about the compensation we pay for sales of contracts, see The Contracts — Distribution of the Contracts.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The Contracts—Purchase Payments.

If you elect the joint life option, the charge for the Guaranteed Income Benefit (version 4) which is purchased with i4LIFE® Advantage will be subject to a current annual charge of 0.85% of the Account Value which is added to the i4LIFE® Advantage charge for a total current percentage charge of the Account Value, computed daily as follows: 1.85% for the i4LIFE® Advantage Account Value death benefit; 1.90% for the i4LIFE® Advantage Guarantee of Principal death benefit; and 2.15% for the i4LIFE® Advantage EGMDB. These charges replace the Separate Account Annual Expenses for the base contract.

The Guaranteed Income Benefit percentage charge will not change unless there is an automatic step up of the Guaranteed Income Benefit (version 4) during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later in the i4LIFE® Advantage section of this prospectus). At the time of the step-up, the Guaranteed Income Benefit percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 2.00% (version 4) of the Account Value (the i4LIFE® Advantage charge will not change). If we automatically administer the step-up for you and your percentage charge is increased, we will notify you in writing. You may contact us at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we receive notice of your request to reverse the step-up, on a going forward basis we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. Future step-ups will continue even after you decline a current step-up. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate but the i4LIFE®Advantage charge will continue as long as i4LIFE® Advantage is in effect.

i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0. Purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0 may carry over certain features of the Lincoln Lifetime IncomeSM Advantage 2.0 rider to elect i4LIFE®Advantage with Guaranteed Income Benefit (version 4). If you make this election, then the current Lincoln Lifetime IncomeSM Advantage 2.0 charge will be your initial charge for i4LIFE® Advantage and the Guaranteed Income Benefit (version 4). This charge is in addition to the daily mortality and expense risk and administrative charge of the base contract for your death benefit option set out under Deductions of the VAA. The charges and calculations described earlier for the i4LIFE® Advantage and the Guaranteed Income Benefit will not apply.

For purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage 2.0, the charges for i4LIFE® Advantage and the Guaranteed Income Benefit (version 4) are combined into a single charge that is deducted quarterly, starting with the first three month anniversary of the effective date of i4LIFE® Advantage and every three months thereafter. The initial charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) is equal to an annual rate of 1.05% (0.2625% quarterly) for the single life option and 1.25% (0.3125% quarterly) for the joint life option. The charge is a percentage of the greater of the Income Base carried over from Lincoln Lifetime IncomeSM Advantage 2.0 (less the Guaranteed Annual Income amounts paid since the last automatic Step-up) or contract value immediately prior to electing i4LIFE® Advantage. Refer to Lincoln Lifetime IncomeSM Advantage 2.0 for a description of the Income Base. The total annual subaccount charges of 0.90% for the EGMDB, 0.65% for the Guarantee of Principal death benefit and 0.60% for the Account Value death benefit also apply. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed that in the future the guaranteed maximum initial charge for both i4LIFE® Advantage and the Guaranteed Income Benefit (version 4) will be the guaranteed maximum charge then in effect at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0.

The charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 will not change unless there is an automatic step-up of the Guaranteed Income Benefit (described later in the i4LIFE® Advantage section of the prospectus). At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge rate. (The Lincoln Lifetime IncomeSM Advantage 2.0 charge continues to be used as a factor in determining the i4LIFE® Advantage with Guaranteed Income Benefit charge.) This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. The dollar amount of the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.

The following example shows how the initial charge for i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 is calculated as well as adjustments due to increases to the Guaranteed Income Benefit (version 4) and the Lincoln Lifetime IncomeSM Advantage 2.0 charge. The example is a nonqualified contract and assumes the contractowner is 60 years old on the effective date of electing the i4LIFE® Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0. Pursuant to the provisions of the Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit is set at 4% of the Income Base based upon the contractowner’s age (see Guaranteed Income Benefit (version 4) for a more detailed description). The example also assumes that the current charge for Lincoln Lifetime IncomeSM Advantage 2.0 is 1.05%. The first example demonstrates how the initial charge is determined for an existing contract with a contract value and Income Base as follow

• i4LIFE® Advantage Guarantee of Principal Death Benefit	$200,000
• Total i4LIFE® Regular Income payments	$25,000
• Additional Withdrawal	$15,000 ($15,000/$150,000=10% withdrawal)
• Account Value at the time of Additional Withdrawal	$150,000
Death Benefit Value after i4LIFE® regular income payment = $200,000 - $25,000 = $175,000
Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500
Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500
The Regular Income Payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the Account Value. During the Access Period, contracts with the i4LIFE® Advantage Guarantee of Principal death benefit may elect to change to the i4LIFE® Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE® Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE® Advantage Guarantee of Principal death benefit.

i4LIFE® Advantage EGMDB. The i4LIFE® Advantage EGMDB is only available during the Access Period. This benefit is the greatest of:
• the Account Value as of the valuation date on which we approve the payment of the claim; or
• the sum of all purchase payments, less the sum of Regular Income Payments and other withdrawals where:
• Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment; and
• all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.
References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE® Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election; or

• the highest Account Value or contract value on any contract anniversary date (including the inception date of the contract) after the EGMDB is effective (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or contract value is increased by purchase payments and is decreased by Regular Income Payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or contract value is obtained. Regular Income Payments and withdrawals are deducted in the same proportion that Regular Income Payments and withdrawals reduce the contract value or Account Value.

When determining the highest anniversary value, if you elected the EGMDB (or more expensive death benefit option) in the base contract and this death benefit was in effect when you purchased i4LIFE® Advantage, we will look at the contract value before i4LIFE® Advantage and the Account Value after the i4LIFE® Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal and premium taxes, if any.

Contracts with the i4LIFE® Advantage EGMDB may elect to change to the i4LIFE® Advantage Guarantee of Principal or i4LIFE® Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE® Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE® Advantage EGMDB.

General Death Benefit Provisions. For all death benefit options, following the Access Period, there is no death benefit. The death benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the contractowner, joint owner or annuitant during the life of the contract, for any reason other than death, the only death benefit payable for the new person will be the Account Value.

For non-qualified contracts, upon the death of the contractowner, joint owner or annuitant, the contractowner (or beneficiary) may elect to terminate the contract and receive full payment of the death benefit or may elect to continue the contract and receive Regular Income Payments. Upon the death of the secondary life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA annuity contract, and there is no secondary life, and you die during the Access Period, the i4LIFE® Advantage will terminate. A spouse beneficiary may start a new i4LIFE® Advantage program.

If a death occurs during the Access Period, the value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:
1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

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